                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                               Commission File Number 02-22702
                                                                      --------
                          NOTIFICATION OF LATE FILING

(Check One):         Form 10-K       Form 11-K       Form 20-F    X  Form 10-Q
                 ---             ---             ---             ---
    Form N-SAR
---
     For Period Ended September 30, 1999
                      ------------------
    Transition Report on Form 10-K               Transition Report on Form 10-Q
---                                          ---
    Transition Report on Form 20-F               Transition Report on Form N-SAR
---                                          ---
    Transition Report on Form 11-K
---
     For the Transition Period Ended                                           .
                                    --------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:                        .
                                                       ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Roberds, Inc.
                         -------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)
1100 E. Central Avenue
--------------------------------------------------------------------------------

City, state and zip code  Dayton, Ohio 45449
                          ------------------------------------------------------

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The extension permits the Company to complete the documentation of amendments to its line of credit. The Company expects to meet the extended due date for Form 10-Q, November 19, 1999.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Robert M. Wilson                               937-859-5127
--------------------------------------------------------------------------------
     (Name)                                   (Area code) (Telephone Number)

     (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report.

                                                          X  Yes          No
                                                         ---         ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          X  Yes          No
                                                         ---         ---

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company announced on October 25, 1999 that it incurred a net loss of $3,347,000 for the three months end September 30, 1999, compared to a net loss of $1,150,000 for the third quarter of 1998.

                                 Roberds, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 1999                  By: /s/ Robert M. Wilson
    ----------------------------------       ----------------------------------
                                                       President